Exhibit 99.2

GENTOR RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER OF 2015

The following management’s discussion and analysis (“MD&A”), which is dated as of November 30, 2015, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the three and nine month periods ended September 30, 2015 as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2015 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2014. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 30, 2015, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main area of activity is located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits.

In Turkey, following the identification by the Company of surface gossans in distal VMS settings, the Company negotiated two joint venture option agreements with two local Turkish entities.  The prime target in these areas in Turkey is copper; however there is a strong association with other base metals and gold.

As described in the going concern note to the Interim Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern.  See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Interim Financial Statements.

Turkey

The Company’s exploration activities in Turkey during 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work led to the identification of several highly prospective VMS exploration targets which were followed up during 2014 (exploration was conducted at a reduced rate in 2013 and in 2014 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated joint venture option agreements with two local Turkish entities with details as follows:

The First JV Option Agreement

An option agreement was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey, with the following terms:

•	A $60,000 cash payment on signature.
•	A minimum expenditure of $140,000, including at least 1,000 metres of drilling, within the option period.
•	Gentor has the right to purchase the VMS rights on the permits for $1,000,000 cash.

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•	On expiry of the option period, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
•	At 75% the local partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

The Second JV Option Agreement

An option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey, with the following terms:

•	A $60,000 cash payment on signature.
•	A minimum expenditure of $140,000 over the option period.
•	On expiry of the option period, Gentor had the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
•	At 75% the local partner had the right to contribute or dilute to 10% on a formula.
•	Below 10% the local partner had the right to convert to a 2% NSR or be carried through the development stage with Gentor recovering all costs from first production plus a loan coupon.

After the signing of the above option agreements, the attention was directed to these properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the JV ground runs into what was until recently a tender designated area (see below). The option (the “Karaburun Option”) for this Karaburun prospect has now been extended from December 31, 2014 to December 31, 2015. Similar mapping and soil sampling in the ground covered by the second option agreement ground revealed a one kilometre long gossan marked altered zone. The grounds covered by the two options are considered suitable for VMS- style Cu mineralisation with added possibilities for both Au & Ag. In order to concentrate funds on the Karaburun prospect and in view of the less than expected level of mineralisation in the ground covered by the second option agreement, this second option was let to lapse in May 2014.

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which new licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which is held by the Company under the Karaburun Option.

Gentor has now acquired title and buyout rights to the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit. Preliminary exploration by Gentor of this impressive gossan/VMS system has shown that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

In December 2014, the Company announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey.

Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun's extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor carried out a phase one diamond drilling program at the Karaburun project, the results of which program were announced by the Company in July 2015.

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Outlook

From the Company’s office base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for volcanogenic massive sulphide mineralisation, in particular.

Qualified Person

Dr. Peter Ruxton, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Results of Operations

For the three and nine month periods ended September 30, 2015, the Company reported a net income from continuing operations of $28,087 ($0.00 per share) and a net loss from continuing operations of $169,326 (or $0.00 per share) respectively, as compared to a net loss from continuing operations of $1,266,030 ($0.02 per share) and $1,499,614 ($0.02 per share) for the same respective periods in 2014. During the three and nine month periods ended September 30, 2015, variances in expenses for continuing operations occurred in the expense categories described below as compared to the same respective periods in 2014.

Field camps

Field camps expenses decreased to $28,476 and $163,427 during the respective three and nine month periods ended September 30, 2015, from $168,176 and $241,805 incurred during the same respective periods of 2014. Expenses incurred for field camps were lower in 2015 compared to respective comparative periods in 2014 due to decreased field camp activity at the Karaburun project in Turkey during the first nine months of 2015.

Geophysics

Geophysics expenses increased to $7,027 and $19,341 during the respective three and nine month periods ended September 30, 2015, from $nil and $nil incurred during the same respective periods of 2014. This change was due to a geophysics program run during 2015 related to the Karaburun project in Turkey. No such program was conducted in prior periods for the Karaburan project.

Drilling

Drilling expenses were $17,284 and $95,286 during the respective three and nine month periods ended September 30, 2015, compared to $nil during the same respective periods of 2014. This change was due to the commencement of the drilling program at the Karaburun project in Turkey during 2015.

Professional fees

Professional fees decreased to $14,807 and $104,999 during the three and nine month periods ended September 30, 2015, respectively, compared to $51,634 and $115,772 during the corresponding periods of 2014. The professional fees were mainly related to year-end audit and tax work.

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Canadian dollar common share purchase warrants

The gain on Canadian dollar common share purchase warrants was $271,871 and $745,970 during the three and nine month periods ended September 30, 2015, compared to a loss of $767,318 and $704,094 incurred during the corresponding periods of 2014. The change in 2015 is related to the issuance of additional warrants during the second quarter of 2015 and the subsequent fair value adjustments for the derivative instruments as at September 30, 2015.

Consulting fees

During the three and nine month periods ended September 30, 2015, the Company incurred $26,878 and $92,424 respectively for consulting fees for Arnold T. Kondrat, who is a director and Chief Executive Officer and President of the Company. No consulting fees were incurred during the first or second quarters of 2014.

General and administrative

General and administrative expenses decreased to $57,250 during the three month period ended September 30, 2015 compared to $170,342 for the three month period ended September 30, 2015. General and administrative expenses increased to $312,813 for the nine months period ended September 30, 2015 from $303,614 for the corresponding period in 2014. The expense items listed below are included in general and administrative expenses:

Travel and promotion

The Company incurred travel and promotion expenses of $10,547 and $27,187 during three and nine month periods ended September 30, 2015, compared to $18,590 and $44,742 incurred during the corresponding periods of 2014. Visits to the Company’s project in Turkey, corporate travel costs, and shareholder relations were reduced during the second and third quarters of 2015.

Employee benefits

The Company employee benefits expense increased to $58,561 and $150,112 respectively during the three and nine month periods ended September 30, 2015 compared to $43,450 and $131,997 for the corresponding periods of 2014. This increase was a result of additional staff hired at head office during 2015.

Office and sundry

Office and sundry expenses were $35,904 during the nine month period ended September 30, 2015, compared to $52,044 for the corresponding period of 2014. The lower expenses year to date for 2015 is due to reductions in expenses at the corporate office in Canada

Foreign exchange gain/loss

The Company recorded a foreign exchange gain of $94,253 and $96,039 respectively during the three and nine month periods ended September 30, 2015 compared to $96,628 and $54,927 for the corresponding periods of 2014. This change is due to fluctuations in the value of the United States dollar relative to the Canadian dollar and Turkish Lira.and Turkish Lira.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during the three and nine month periods ended September 30, 2015 was $5,793 and $25,082 respectively, compared to $9,864 and $19,904 recorded during the corresponding periods in 2014. The higher expense year to date in 2015 was related to the issuance of stock options in May 2014.

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Summary of Quarterly Results

The following table sets out certain consolidated financial information of the Company for each of the last eight quarters, from the fourth quarter of fiscal 2013 to the third quarter of fiscal 2015. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

The following financial information has been restated for each comparative to show net income and loss from continuing operations, which does not include any income or expenses generated from the Oman properties sold in July 2014.

	2015	2015	2015	2014
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net income (loss) from continuing operations	$28,087	$(242,205)	$44,791	$210,860
Net income (loss) from continuing operations per share	$0.00	$0.00	$0.00	$0.01
Net income (loss)	$28,087	$(242,205)	$44,791	$210,860
Net income (loss) per share	$0.00	$0.00	$0.00	$0.01

	2014	2014	2014	2013
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net income (loss) from continuing operations	$(1,266,030)	$1,299,253	$(1,354,730)	$(539,743)
Net income (loss) from continuing operations per share	$(0.02)	$0.02	$(0.02)	$(0.01)
Net income (loss)	$(1,280,079)	$1,280,709	$(1,430,093)	$(18,050,034)
Net income (loss) per share	$(0.02)	$0.02	$(0.02)	$(0.28)

The Company reported net income from continuing operations of $28,087 during the third quarter of 2015 compared to net loss from continuing operations of $242,205 during the second quarter of 2015. This change in results was due in part to a larger gain on fair value for common share purchase warrants during the third quarter and a decrease in general and administrative expenses during the third quarter. The fair value of common share purchase warrants increased by $271,871 to $745,970 during the third quarter compared to a gain on such value of $166,363 to $474,099 during the second quarter of 2015. The general and administrative expense incurred in the third quarter was $57,250 compared to $212,744 of general and administrative expenses incurred during the second quarter of 2015.

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The Company reported a net loss from continuing operations of $242,205 during the second quarter of 2015 compared to net income from continuing operations of $44,791 during the first quarter of 2015. This change was related to a larger gain on fair value for common share purchase warrants during the first quarter and an increase in general and administrative expenses during the second quarter. The fair value of common share purchase warrants increased by $166,363 to $474,099 compared to a gain on such value of $307,736 during the first quarter of 2015. The general and administrative expenses increased by $212,744 to $255,563 compared to an expense of $42,819 during the first quarter of 2015.

The Company reported net income from continuing operations of $44,791 during the first quarter of 2015 compared to net income from continuing operations of $210,860 during the fourth quarter of 2014 due to a gain on fair value for common share purchase warrants of $307,736 during the first quarter of 2015 compared to a gain on such value of $575,750 during the fourth quarter of 2014.

The Company reported net income from continuing operations of $210,860 during the fourth quarter of 2014 compared to a net loss from continuing operations of $1,266,030 during the third quarter of 2014. The net income from continuing operations in the last quarter of 2014 was most significantly impacted by a fair value gain for common share purchase warrants in the amount of $575,750 and an overall decrease in the Company’s activities for the conservation of cash.

The Company reported a net loss from continuing operations of $1,266,030 during the third quarter of 2014 compared to net income from continuing operations of $1,299,253 during the second quarter of 2014. The net loss from continuing operations in the third quarter of 2014 was most significantly impacted by a loss on Canadian dollar common share purchase warrants of $711,341 and includes a loss of $12,621 from the sale of the Oman properties.

The Company reported net income from continuing operations of $1,299,253 during the second quarter of 2014 compared to a net loss from continuing operations of $1,354,731 during the first quarter of 2014. The net income from continuing operations in the second quarter of 2014 was mainly attributed to the gain on Canadian dollar common share purchase warrants of $1,448,188.

The Company reported a net loss from continuing operations of $1,354,731 during the first quarter of 2014 compared to a net loss from continuing operations of $539,743 during the fourth quarter of 2013. The total net loss in the fourth quarter of 2013 was $18,050,034, significantly higher than the total net loss of $1,430,094 in the first quarter of 2014 due to the impairment charge of $17,448,198 for the Oman assets recognized in the fourth quarter of 2013.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at September 30, 2015 was $193,649 compared to $294,592 as at December 31, 2014. The decrease in the cash balance was the result of the May 6, 2015 private placement offset by the use of funds for the exploration activities in Turkey and head office operations during the first nine months of 2015.

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On May 6, 2015, the Company closed a non-brokered private placement of 15,000,000 units of the Company at a price of $0.05 (Cdn$0.06) per unit for gross proceeds of $749,430 (Cdn$900,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.08 (Cdn$0.10) for a period of two years. Directors and officers of the Company purchased 10,100,000 of the said units, as follows: Arnold T. Kondrat (Chief Executive Officer, President and a director of the Company) purchased 8,100,000 units, Richard J. Lachcik (a director of the Company) purchased 1,000,000 units, Geoffrey G. Farr (Corporate Secretary of the Company) purchased 500,000 units and Donat K. Madilo (Chief Financial Officer of the Company) purchased 500,000 units.

The Company expects to raise additional funds through additional offerings of its equity securities to funds its activities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the nine month periods ended September 30, 2015 and 2014 for the Turkey project. The Oman properties were sold in July 2014 and are no longer included in exploration and evaluation expenditures.

For the nine months ended	September 30, 2015	September 30, 2014
Field camps expenses	163,427	241,805
Geophysics	19,341	-
Geochemistry	-	-
Professional fees	103,998	-
General & administration	249,966	183,458
Foreign exchange	73,093	(113,350)
Depreciation and amortization	19,488	13,664
TOTAL	$629,312	$325,577

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at November 30, 2015, the Company had outstanding 95,253,840 common shares, warrants to purchase a total of 17,500,000 common shares and 2,130,000 stock options.

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Related Party Transactions

As of September 30, 2015, an amount of $53,001 (December 31, 2014 - $53,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013.

As at December 31, 2014, an amount of $64,920 was due to Banro Corporation, a company with common directors during part of 2014, representing common office expenses. As of January 1, 2015, Banro Corporation is no longer considered a related party.

As of September 30, 2015, an amount of $16,164 (December 31, 2014 - $28,583) was owed to Arnold T. Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary in arrears and advances. The advances are unsecured, non-interest bearing and re-payable upon demand.

As of September 30, 2015, an amount of $48,838 (December 31, 2014 - $25,230) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses on behalf of Loncor Resources Inc.

As of September 30, 2015, an amount of $327 (December 31, 2014 - $nil) was owed from Delrand Resources Inc., a company with common directors, for the payment of general and administrative expenses on behalf of Delrand Resources Inc.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In January 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)” – simplifying the Income Statement presentation by eliminating the concept of extraordinary items. The amendments in the update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendment retrospectively to all periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40) (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently assessing its impact on its consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

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Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  As at September 30, 2015, no impairment was recorded against the carrying value of mineral properties.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2015, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

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 Stock based compensation

The Company has a stock option plan, which is described in note 9(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates that all options will vest.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following assumptions:

(i)	Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options
(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

Fair value of financial instruments

The Company follows ASC 820-10 for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)	Risk-free interest rate: 0.58% - 1.09%, which is based on the Bank of Canada marketable bonds, average yield 1-2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants
(ii)	Expected volatility: 41.63% - 130.12%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

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At September 30, 2015, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

September 30, 2015

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$20,755	-

December 31, 2014

Liabilities:	Level 1	Level 2	Level 3

Canadian dollar common share purchase warrants	-	$510,046	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish liras. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish Lira and the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had the equal but opposite effect as at September 30, 2015.

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	Canadian	Turkish
	Dollar	Lira
Cash	-	75,661
Prepaids and advances	-	40,044
Accounts payable	(480,409)	(10,169)
Accrued liabilities	(189,012)	-
Total foreign currency working capital	(669,421)	105,536
US$ exchange rate at September 30, 2015	0.7466	0.3733
Total foreign currency net working capital in US$	(499,789)	39,397
Impact of a 10% strengthening of the US$ on net income (loss)	(49,979)	3,940

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

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The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2015 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).

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